November 6, 2012

VIA E-MAIL AND EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-184195) (the “Registration Statement”)

Dear Mr. Greene:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below is the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that we received in our telephone conversation with the Staff on November 6, 2012 regarding the Registration Statement. The Staff’s comment is set forth below and is followed by the Company’s response.

1.	Comment: The Staff refers the Company to comment no. 2 contained in the Company’s letter, dated October 23, 2012 (the “Letter”), to the Staff. We note that the Company does not intend on complying with certain of the policies and procedures set forth in the Massachusetts Mutual Life Insurance Company no-action letter in connection with its co-investment with investment funds, accounts and investment vehicles managed by Stellus Capital Management LLC in accordance therewith. Please explain to us why the Company does not believe it is necessary to comply with such policies and procedures in connection with its co-investment with investment funds, accounts and investment vehicles managed by Stellus Capital Management LLC in accordance with the Massachusetts Mutual Life Insurance Company no-action letter.

Division of Investment Management

Larry Greene

November 6, 2012

Response

In light of the Staff’s comment, the Company has reviewed the various policies and procedures set forth in the Massachusetts Mutual Life Insurance Company no-action letter and confirms to the Staff that the Company and/or its external investment adviser will comply with all such policies and procedures, as more fully described in the table below, in connection with its co-investment with investment funds, accounts and investment vehicles managed by Stellus Capital Management LLC in accordance with the Massachusetts Mutual Life Insurance Company no-action letter.

Condition	Compliance
Negotiate price only

Stellus Capital Management LLC will only negotiate price and will not directly or indirectly negotiate any of the other terms in connection with any such co-investment transaction involving the Company.

Institute co-investment policy statement and procedures

Prior to the negotiation or effectuation of any co-investment transaction involving the Company, the Company’s Board of Directors, including a majority of its “disinterested directors,” will approve a co-investment policy statement (the “Policy Statement”) designed to ensure that any co-investments are made in a manner that is fair and equitable to, and in the best interests of, the Company. The Policy Statement will also establish procedures (“Procedures”) that must be followed by Stellus Capital Management LLC prior to its effectuation of any co-investment transaction involving the Company.

The Board of Directors, including a majority of its “disinterested directors,” will be required to approve any deviation from the Procedures in connection with a co-investment transaction involving the Company.

Disclose co-investment procedures in the Company’s SEC reports	Prior to the negotiation or effectuation of any co-investment transaction involving the Company, the Procedures for co-investment transactions will be fully disclosed in the Company’s SEC reports.

Division of Investment Management

Larry Greene

November 6, 2012

In addition, prior to the negotiation or effectuation of any co-investment transaction involving the Company, the Procedures for the aggregation of transactions will be fully disclosed in the Form ADV of Stellus Capital Management, LLC and Stellus Capital Management, LLC will disclose the same to the investment funds, accounts and investment vehicles managed by it.

Appropriateness of co-investment transaction for each co-investment party

Stellus Capital Management, LLC will review the investment objectives, investment restrictions, cash position, need for liquidity, sector concentration, and other objective criteria, and determine whether the co-investment transaction is an appropriate transaction for the Company and each investment fund, account and investment vehicles managed by Stellus Capital Management LLC. Each such entity or account will receive individualized investment advice and treatment from Stellus Capital Management, LLC.

Stellus Capital Management, LLC will not engage in a co-investment transaction unless the transaction is consistent with Stellus Capital Management, LLC’s duties to all of the co-investment parties thereto, including the Company.

Allocation Statements	The Procedures will be used to produce written (on paper or electronically) allocation statements for each co-investment transaction, which will be prepared before or at the time Stellus Capital Management, LLC indicates to the issuer or a prospective seller or buyer its interest in engaging in a co-investment transaction.

Division of Investment Management

Larry Greene

November 6, 2012

The allocation statements will describe specifically how co-investment transactions or proceeds from a co-investment transaction will be allocated among participants. If there is a sufficient amount of securities in the co-investment transaction or proceeds therefrom to satisfy all participants, the securities or proceeds will be allocated among the participants in accordance with the allocation statements. If there is an insufficient amount of securities in the co-investment transaction or sale proceeds to satisfy all participants, the securities or proceeds will be allocated pro rata based on the allocation that co-investment party would have received if there was a sufficient amount of securities or proceeds and they were allocated according to the allocation statement.

A co-investment transaction may be allocated on a basis different from that specified in the allocation statement if all participants receive fair and equitable treatment, the reason for the deviation is recorded in writing (on paper or electronically) at or prior to settlement and the deviation is not inconsistent with the Procedures.

Annual review of Procedures

The Company’s Board of Directors, including a majority of its “disinterested directors,” will review the Procedures at least annually to ensure that they are adequate to prevent the Company from being systematically disadvantaged as a result of the co-investment transactions. If the Company’s Board of Directors, including a majority of its “disinterested directors,” discovers that the Procedures are not being followed or that the Procedures do not have the intended results, it will take whatever corrective measures are necessary, including revising the Procedures.

Division of Investment Management

Larry Greene

November 6, 2012

Fair and equal treatment of co-investment parties

No co-investment party participating in a co-investment transaction will be favored over any other co-investment party because each party taking part in a transaction will participate at the same unit price. Transaction costs and expenses will be shared by the Company and other participants in any such co-investment transactions on a pro rata basis according to the amount of their participation.

No co-investment party will receive any additional compensation or remuneration of any kind as a result of a co-investment transaction that is not shared pro rata with the other participants in the co-investment transaction.

Cash and securities of co-investment parties participating in a co-investment transaction may be deposited in a single account with one or more banks or broker-dealers only so long as reasonably necessary to settle the co-investment transaction on a delivery-versus-payment basis. Cash or securities will be held collectively following settlement only so long as reasonably necessary to deliver the cash or securities to each participant’s custodian.

Retention of records for co-investment transactions

The Company and Stellus Capital Management LLC will retain written records of the co-investment transactions involving the Company in an easily accessible place for five years, the first two years in an appropriate office of Stellus Capital Management, LLC.

Division of Investment Management

Larry Greene

November 6, 2012

*        *        *        *        *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Robert T. Ladd, Stellus Capital Investment Corporation
Harry Pangas
Stephani Hildebrandt